Everest Consolidator Acquisition Corporation

4041 MacArthur Blvd

Newport Beach, CA 92660

November 18, 2024

Pearlyne Paulemon

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Everest Consolidator Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Filed November 5, 2024
File No. 001-41100

Dear Ms. Paulemon:

By letter dated November 15, 2024 (the “Comment Letter”), the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Everest Consolidator Acquisition Corporation (the “Company,” “we,” “us” or “our”) with its comment to the Company’s Preliminary Proxy Statement on Schedule 14A. Set forth below are the Company’s responses to the Comment Letter. For your convenience, the text of the Staff’s comments are reproduced in italics below, followed by the Company’s response to each comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company filed its Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) on November 18, 2024, which reflects revisions in response to the Comment Letter and certain other updates. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Preliminary Proxy Statement and all references to page numbers in such responses are to page numbers in Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Risk Factors, page 15

1.

We note that you are seeking to extend your termination date to May 23, 2025, a date which is 42 months from your initial public offering. We also note that you are currently listed on the NYSE and Section 102.06 of the NYSE Listed Company Manual requires that a special purpose acquisition company complete a business combination within three years of the effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from the NYSE after the 36-month window ends. Please also revise your disclosure on pages 17-18, as the NYSE does not provide a right to review or appeal a delisting determination for special purpose acquisition companies that do not complete their business combination within 36 months. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business.

Response: We have revised our disclosure on pages 17-18 that our securities will face immediate suspension and delisting action once we receive a delisting determination letter from the NYSE after the 36-month window ends, and clarified that NYSE does not provide a right to review or appeal a delisting determination for a special purpose acquisition company like us that does not complete its business combination within 36 months. We also added a new risk factor to explain the impacts of any such suspension or delisting could have on our ability to complete an initial business combination.

Thank you for your assistance in reviewing this filing.

Regards,

/s/ Adam Dooley
Mr. Adam Dooley
Chief Executive Officer